UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
- ☐ **Form C: Offering Statement**
- ☐ **Form C-U: Progress Update:**
- ☐ **Form C/A: Amendment to Offering Statement:**
    - ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
- ⋁ **Form C-AR: Annual Report**
- ☐ **Form C-AR/A: Amendment to Annual Report**
- ☐ **Form C-TR: Termination of Reporting**

Name of issuer
Kronos Advanced Technologies Inc

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Nevada

Date of organization
January 12, 2002

Physical address of issuer
505 24th Street, Parkersburg, WV 26101

Website of issuer
kronosair.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,379,851	$2,383,256
Cash & Cash Equivalents	$41,935	$35,852
Accounts Receivable	$0.00	$0.00
Short-term Debt	$301,810	$304,758
Long-term Debt	$1,046,539	$984,109
Revenues/Sales	$12,423	$21,103
Cost of Goods Sold	$2,763	$17,257
Taxes Paid	$0.00	$0.00
Net Income	-$183,885	-$1,267,334



September 30, 2025

FORM C-AR

Kronos Advanced Technologies Inc

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by Kronos Advanced Technologies, Inc, a Nevada corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.KronosATI.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 10/22/2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.kronosati.co www.1800SafeAir.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Investor is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Kronos Advanced Technologies Inc (the "Company") is a Nevada Corporation, formed on January 12, 2002. The Company was formerly known as Penguin Petroleum, Inc Petroleum Corporation of America, Inc. Technology Selection, Inc TSET, Inc.

The Company is located at 505 24th Street, Parkersburg, WV 26101.

The Company's website is www.kronosati.co and www.kronosair.com

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company designs, manufactures, and markets consumer and industrial air purification products. We do not design, market, or sell our air cleaning products as medical devices. We do not claim our products mitigate, treat, cure, or prevent disease. Our business develops and sells consumer products and new technologies that significantly change the way air is moved, filtered, and cleansed. Our product technology, uses state-of-the-art, high voltage processes, thereby eliminating the need for traditional porous HEPA filters. We believe our products move air silently, have superior filtering capabilities, and in general, cleans ambient air while offering dramatically reduced energy consumption. Our products have unique, variable, and superior filtering capabilities in both shape and size. They are available in a smaller footprint to provide air cleaning in cars. Larger units are available for consumer home use, for business use, or even in extreme industrial applications requiring the destruction of certain hazardous gases. The Company also sells bio-aerosol sensors and wearable sensors which are designed to identify aerosol contaminants in the air.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize air purifiers. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to manufacture our products; we are getting ready to manufacture our products in USA.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide [raw materials], [major components], [basic ingredients] [subsystems] which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to

quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular electronic component, and finished products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited-service providers and outsourcing vendors [around the world] because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

As a distributor of patented air purifiers and other novelties, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of

employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our operations.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity by causing worthening of indoors and outdoor air quality.

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

We could face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Joseph Florence who are COO of the Company. The Company has or intends to enter into employment agreements with Joseph Florence although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Joseph Florence or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.
In 2025, the following suppliers provided the following percentage of the listed services, inputs or raw materials.

Supplier or Description: While we currently source parts and manufacturing from China, we recently decided to eliminate our Company's current dependence on the Chinese supply chain and transition Kronos to be a company committed to manufacturing "Made in the USA Products" using our West Virginia facility and a predominantly U.S. based supply chain. As of the date of this filing, we utilize our West Virginia facility as storage facility..

We believe our transition to United States suppliers and manufacturing at our West Virginia facility will provide benefits to our business. China is geographically distant from major US consumer markets. Our parts suppliers and manufacturers in China have experienced supply chain difficulties during the pandemic resulting in greater lead times to produce and ship our products.

Additionally, in January 2021, tariffs and customs duties on our products increased to 25%. As such, additional tariffs now apply to almost all goods imported from China. All companies importing to the US are affected by the new tariffs, including non-US companies importing as a foreign importer of record. For many product categories, it's still not an option to simply shift orders to suppliers in other Asian countries, as for most categories there simply are no factories outside of China. As a result of shifting our supply and manufacturing operations to the United States, we can avoid these tariffs.

Service: manufactured air purifiers:

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to [the complexity of our technology and] the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Joseph Florence in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Joseph Florence die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and potentially overseas.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: [marketing and sales efforts, supply chain, etc.]. [Describe how a quarantine has or may in the future negatively affect your employees and their ability to perform their duties]. [Describe how a quarantine has or may in the future negatively affect your suppliers, their employees, and overall ability to fulfill orders]. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. [In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences.] If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of [chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs]. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers, such as [supermarkets, warehouse clubs, and food distributors] in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor[, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies]. [In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain.] These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy, such as [wood, chemicals, oil and natural gas] are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, [example input], a key manufacturing input, has historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products.. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. [give example of volatile product/service line.] In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the [technology, healthcare, hospitality and finance sectors and the energy industry]. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the [technology, healthcare, finance] and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We derive significant revenue and profit from commercial [and federal government] contracts awarded through competitive bidding processes, including renewals, which can impose substantial costs on us.

Many of these contracts are extremely complex and require the investment of significant resources in order to prepare accurate bids and proposals. Competitive bidding imposes substantial costs and presents a number of risks, including: (i) the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us; (ii) the need to estimate accurately the resources and costs that will be required to implement and service any contracts we are awarded, sometimes in advance of the final determination of their full scope and design; (iii) the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, and the risk that such protests or challenges could result in the requirement to resubmit bids, and in the termination, reduction, or modification of the awarded contracts; and (iv) the opportunity cost of not bidding on and winning other contracts we might otherwise pursue. Adverse events or developments in any of these bidding risks and uncertainties could materially and negatively impact our business and results of operations.

We may rely on subcontractors and partners to provide customers with a single-source solution, or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate, and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

[Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services.] Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non- infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third- party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as [name of suppliers], to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that

attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.
The Company distributes its products through wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including [staffing selected resellers' stores with Company employees and contractors, and] improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

BUSINESS

Description of the Business

The Company designs, manufactures, and markets consumer and industrial air purification products and innovative medical and healthcare products.

We do not claim our products mitigate, treat, cure, or prevent disease.

 On January 10, 2023, Kronos announced that their manufacturer received 510(k) clearance from the U.S. Food and Drug Administration (FDA) for the Model 5 air purifier, classifying it as a Class II medical device.

On July 10, 2024, Kronos announced that the FDA granted an additional 510(k) clearance for their

   Model 8 purifier

Our business develops and sells consumer products and new technologies that significantly change the way air is moved, filtered, and cleansed. Our product technology, uses state-of-the-art, high voltage processes, thereby eliminating the need for traditional porous HEPA filters. We believe our products move air silently, have superior filtering capabilities, and in general, cleans ambient air while offering dramatically reduced energy consumption. Our products have unique, variable, and superior filtering capabilities in both shape and size. They are available in a smaller footprint to provide air cleaning in cars. Larger units are available for consumer home use, for business use, or even in extreme industrial applications requiring the destruction of certain hazardous gases. The

Company also sells bio-aerosol sensors and wearable sensors which are designed to identify aerosol contaminants in the air.

Business Plan

The Company is committed to bringing the best user experience to its customers through its innovative air purification devices and services. The Company's business strategy leverages its unique ability to design and develop its own, hardware, application software and services to provide its customers products and solutions with innovative design, superior ease-of-use and improve quality of life. As part of its strategy, the Company continues to expand its platform for the discovery and design of new wellness consumer electronics products. HEPA filters used in most consumer air cleaners are designed to trap pollutants such as pollen and dust. Unfortunately, based on this very design, over time, the "collection process" creates a clogged filter, and as such, HEPA air purifiers will stop working if the filter isn't changed regularly. This clogging action can also result in pollutants that were once trapped and collected migrating through the filter elements and escaping back into the air. Further, when the air temperature is warm and contains high humidity, mold and bacteria can grow on a HEPA filter, causing foul odors and potentially hazardous waste to be emitted back into the room. Kronos's ultra-efficient air purification module, with its washable collector plates, solves this problem by offering to the consumer an easy-clean system that is both safe and effective, allowing the collector plates to be cleansed by a simple handwash with detergent and warm water, or simply put it in the dishwasher to clean. Our products feature a five-stage air purification process which starts at the bottom of the unit, where air is taken into the device and a pre-filter screen designed to collect large particulates, such as hair, pollen, and pet dander. The second stage forces air to pass through an array of electric emitter wires that kills bacteria and germs. The third stage forces the air through an ionic field consisting of negative ions that latch on to particles in the air, giving them an electrical charge. The electrical charge causes particles to clump together and become heavy. As the particulates move to the fourth stage, they are collected onto a plate. At the last stage – the Catalyst Stage – the purified air is freshened to remove any odors. The following diagram illustrates our process: Today, Kronos' product research and development produce products that move the air silently, have excellent filtering and purification capabilities, and in general, cleans ambient room air while offering reduced energy consumption. They are available in a smaller footprint to provide unequaled air cleaning in cars. Larger units are available for consumer home use, for business use, or even in extreme industrial applications requiring the destruction of certain hazardous gases. Our technology has the ability to remove contaminants and allergens down to 14.6 nanometers which is 20 times smaller than HEPA filters – a market advantage. We are also exploring the development of a series of small multifunctional devices that can be used as space heaters, vaporizers, disinfectors, deodorizers and/or fans. The space heaters, vaporizers, disinfectors, deodorizers and/or fans have all been conceptualized during our Research and Development efforts over the past years. Each product varies in its respective level of completion. For example, our space heater design is completed and ready to go to manufacturing, our other products are still in the developmental stage. All products are waiting on capital and should be finalized as capital becomes available.

Plan of Operations

On June 17th, 2021, West Virginia Economic Development Authority (WVEDA) approved in a meeting of its board of directors to grant Kronos two loan offers with the aggregate principal amount not to exceed $2,610,000. The loans are for the Company's acquisition of the manufacturing facility in West Virginia and for fixed equipment. The loans contain repayment terms of 15 years and 10 years respectively. Interest rates for the two notes are as follows: Loan (1) $1,845,000: This loan shall bear interest fixed as of the third business day prior to closing equal to the rate of the 20 Year US Treasury Note rate plus 0.75%. This loan has a floor (minimum) interest rate of 2. 75% and shall be adjustable every five years. The loan will be secured by a first lien deed of trust on the project land, improvements, and appurtenances in the amount of $1,845,000, and will be cross collateralized with Loan (2), discussed below. Loan (2) $765,000:

Journal Prime rate multiplied by 0.75%. This loan has a floor (minimum) interest rate of 2.75%.

This loan shall bear interest fixed as of the third business day prior to closing equal to the rate of the Wall Street

Journal Prime rate multiplied by 0.75%. This loan has a floor (minimum) interest rate of 2.75%.

The loan will be secured by a UCC-1 security filing on all assets of the Company and will be cross collateralized with Loan (1). On April 7, 2022, we completed all conditions precedent, and the loans closed by our purchase of fixed equipment, providing proofs of hazard and flood insurance, title insurance and liability insurance. We also installed all equipment and completed all renovations at the facility, which resulted in the transfer of title of the real estate to the Company from a "contract of sale" to recorded ownership.

During April of 2024 we sold a portion of our property and paid off all WVEDA loans. We retained the remaining manufacturing and assembly facility free and clear.

While we currently source parts and manufacturing from China, we recently decided to eliminate our Company's current dependence on the Chinese supply chain and transition Kronos to be a company committed to manufacturing "Made in the USA Products" using our West Virginia facility and a predominantly U.S. based supply chain. As of the date of this filing, we are in transitioning and preparing our West Virginia facility with a projected opening in the first quarter of 2022. We believe our transition to United States suppliers and manufacturing at our West Virginia facility will provide benefits to our business. China is geographically distant from major US consumer markets. Our parts suppliers and manufacturers in China have experienced supply chain difficulties during the pandemic resulting in greater lead times to produce and ship our products. Additionally, in January 2021, tariffs and customs duties on our products increased to 25%. As such, additional tariffs now apply to almost all goods imported from China. All companies importing to the US are affected by the new tariffs, including non-US companies importing as a foreign importer of record. For many product categories, it's still not an option to simply shift orders to suppliers in other Asian countries, as for most categories there simply are no factories outside of China. As a result of shifting our supply and manufacturing operations to the United States, we can avoid these tariffs. Our Products Our technology is currently offered in the form of multiple products designed to move, sterilize, filter, and cleanse the air for businesses, homes, vehicles, and even individuals themselves. On a broader basis, the additional markets that could immediately be impacted using standalone, embedded Kronos devices include schools, universities, manufacturing clean-rooms, retail shops, hospitality, personal automobiles, buses, taxis, and commercial aircraft cabins. Our air cleaner products are targeted to the size of the space sought to be cleansed. Our current product Kronos® Air 5G®, Models 3, 5 and 8 product line includes our devices that cleanse spaces consisting of 300, 400, and 1,000 square feet respectively. We also developed the FitAir™, a personal air cleaner device that cleans personal air space in a small room consisting of 25 square feet or less, perfect for a small office. Our personal air cleaner products also include the Kronos Car Air Cleaner™ designed to sit securely on the dashboard of cars, and the Kronosati Mini™, a wearable air purifier that is worn on a lanyard and provides the wearer with purified air around a personal breathing space. Our air cleaners are used in homes, schools, laboratories, and retail spaces to remove allergens, airborne contaminants, and odor from the air and maintain indoor air quality for people as well as employees working in these facilities. Our product line consists of the following: Kronos® Air 5G® The Kronos® Air 5G® models 3, 5 and 8 are all stand-alone air cleaners used in residential and business spaces and all feature our five-stage air cleaning process. The Model 3 cleans approximately 200 square feet of space; the Model 5G® cleans 400 square feet of space; and the Model 8 cleans 1,000 square feet of space. Kronos Car Air Using the same Kronos air purification technologies used in our Kronos® Air Model 5G®, this unit is designed to sit securely on a car dashboard and is powered through a DC 12V Car Charger. Fit-Air Bundle™ This device is designed to be used in conjunction with a Kronos® designed face mask to provide the user with personal air filtration and purification within 2.5 cubic feet of personal space. The mask is not a surgical mask nor one designed to provide antimicrobial or antiviral protection. The product has not been FDA cleared or approved and we do not claim that the Fit-Air Bundle™ mitigates, treats, cures, or prevents disease. Market and Competition Kronos expects growth in both the Global and the North American portable air purifier market over the next seven-year period. This growth is projected across the entire spectrum of room sized units, portable automotive units, and also wearable devices. The market is expected to be driven by rising airborne contaminants and increasing pollution levels in urban areas. Moreover, growing health consciousness, improving standards of living, and rising disposable income are expected to fuel the market growth. The rising adoption of air pollution control equipment, especially in developing regions across the globe, is anticipated to drive the market in the future. The rising awareness regarding a healthy lifestyle, especially among the urban youth, is expected to significantly contribute to the market growth. The filtering or air purification process itself generally falls into four categories: HEPA Filters; Activated Carbon Filters; Ion Generator based Filters; and Electrostatic Precipitator based Filters. Currently, products using HEPA filters are the consumers' primary choice, controlling approximately 40% of the residential air purifier market. The other three processes all share similar market share sizes of 18% - 22%. The primary competitors in the air purification market are well established name brands using HEPA filters: NAME TECHNOLOGY 3M HEPA Carrier HEPA Honeywell HEPA LG HEPA Phillips HEPA Sharp HEPA Whirlpool HEPA Each of these listed companies (and others) provides portable air purifiers to the North American market. Of particular significance is that even with the summation of such a diverse listing of manufacturers and suppliers participating in the portable air purifier market, no single entity, nor even a combined segment representing the sales of the top 5 companies, have a dominant market position. This market, through various market studies, is quantified and recognized as a fragmented market. The fact that such exponential growth is projected over the seven-year forecasted period in such a highly fragmented market further supports Kronos' business decision to introduce its advanced product platform on a national scale, having superior air purification technologies for use in both commercial and consumer settings. Today, the most significant sales and distribution channels for portable air purifiers are the large box stores. This fact is attributed to the variety of manufacturers and products being offered "firsthand" to a customer base just beginning to understand the product offerings. A recent Market Report for the forecasted period of 2019-2027 predicts a significantly growing market that will continue to see gains in this well-established (big box) distribution channel; however, per this report, the largest growth of portable air purifiers will be attributed to online store sales. In fact, on a global basis, online stores are expected to witness the fastest growth, registering a CAGR of 13.22% during the forecast period (2020-2027). The global air purifier market size was valued at USD 10.67 billion in 2020 and is expected to expand at a compound annual growth rate of 10.0% from 2021 to 2028. Sales and Marketing We sell our products directly through our web site: https://1800safeair.com/, through independent sales representative and through select retail outlets. While we currently source components for our products in an international supply chain, we recently decided to move eliminate our Company's current dependence on today's Chinese Supply Chain and instead transition Kronos to be a company committed to manufacturing "Made in the USA Products" using our West Virginia facility and a predominantly U.S. based supply chain. We expect that our physical plant in West Virginia will be completed in the first quarter of 2022 and expect that our parts sourcing and manufacturing will develop apace after opening as we transition from our Chinese supply chain to the United States. Research and Development We are continuing our research and development into specific product applications across two distinct product application platforms: standalone devices and embedded applications. Standalone products are self-contained and only require the user to plug the Kronos device into a wall outlet to obtain air movement and filtration for their home, office, or hotel room. Embedded applications of the Kronos technology require the technology be added into another system, such as abuilding ventilation system for more efficient air movement and filtration or into an electrical device such as computer or medical equipment to replace the cooling fan or heat sink. We are also exploring the development of our products for usage in healthcare settings. We are also researching the development of a series of small multifunctional devices that can be used as space heaters, vaporizers, disinfectors, deodorizers and/or fans. The space heaters, vaporizers, disinfectors, deodorizers and/or fans have all been conceptualized during our Research and Development efforts over the past years. Each product varies in its respective level of completion. For example, our space heater design is completed and ready to go to manufacturing, our other products are still in the developmental stage. All products are waiting on capital and should be finalized as capital becomes available.

Intellectual Property Our current patent portfolio consists of patents issued from 2003 to 2008, as follows:

Kronos has received notification that fifteen of its patent applications have been allowed for issuance by the United States Patent and Trademark Office and six of its international patent applications have been allowed for issuance by the Canadian Intellectual Property Office, the Commonwealth of Australia Patent Office, and the Mexican Institute of Industrial Property. These patents are considered utility patents which describe fundamental innovations in the generation, management, and control of electrostatic fluids, including air movement, filtration, and purification. Each of the patents contain multiple part claims for both general principles as well as specific designs for incorporating the Kronos technology into air movement, filtration, and purification products. The patents provide protection for both specific product implementations of the Kronos technology, as well as more general processes for applying the unique attributes and performance characteristics of the technology.

 U.S. Patents i. December, 2003; #664741; Method and Apparatus for Electrostatic Fluid Acceleration Control of a Fluid Flow; Expires 2022;

ii. April, 2004; #6,727,657; Electrostatic Fluid Accelerator for and a Method for Controlling Fluid; Expires 2022;

 iii. May, 2005; #6,888,314; Electrostatic Fluid Accelerator – Electrode design Geometries; Expires 2022;

iv. August 2005; #6,937,455; Spark Management Method & Device; Expires 2022;

 v. November 2005; #6,963,479; Electrostatic Fluid Accelerator – Electrode design Geometries; Expires 2023;

vi. May 2006; #7,053,565; Electrostatic Fluid Accelerator – Power Management; Expires 2024;

vii. July 2006; #7,150,780; Electrostatic Air Cleaning Device; Expires 2024;

viii. October 2006; #7,122,070; Method of and Apparatus for Electrostatic Fluid Acceleration; Expires 2025;

ix. July, 2007; #7,248,003; Electric Field Management; Expires 2025;

 x. August 2007; #7,262,564; Alternative Geometries and Voltage Supply Management; Expires 2024; and,

xi. August 2008; #7,410,531; Method of Controlling Fluid Control; Expires 2025.

xii. January 7, 2003; #6,504,308; Electrostatic Fluid Accelerator; Expires 2023.

 xiii. July 19, 2005; #6,919,698; Electrostatic Fluid Accelerator and for Method of Controlling Fluid Flow; Expires 2025.

 xiv. January 2, 2007; #7,157,704; Corona Discharge Electrode and Method for Operating Same; Expires 2027.

xv. January 7, 2003; #6,504,308; Electrostatic Fluid Accelerator; Expires 2023.

 xvi. May 3, 2005; # 6,888,314; Electrostatic Fluid Accelerator; Expires 2025. Kronos intends to continue to aggressively file patent applications in the U.S. and internationally.

Employees As of October 24 , 2023, we have three (3) employees, all of whom are U.S based. None of our U.S employees are represented by a labor union.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Patented Air purifiers	Our technology is currently offered in the form of multiple stand-alone portable products designed to move, filter, and clean the air for businesses, homes, and vehicles. On a broader basis, the additional markets that could immediately be impacted using standalone, embedded Kronos® devices include schools, universities, manufacturing clean-rooms, personal automobiles, buses, taxis, and commercial aircraft cabins. Our products are marketed under the Airdog® and KRONOS® brand names. We market and sell our products directly through our web site: https://1800safeair.com/, and also through independent sales representatives and select retail outlets. Kronos also owns and operates special vanity phone number 1-800-SAFE-AIR that spells out words that correspond to what our business does, we believe that this is a very	We expect that the growth of the portable air cleaner market is projected to occur in both commercial and residential markets in the future. Helping to drive this expected domestic growth is a well-educated consumer base with rising awareness of airborne contaminants; becoming accustomed to adapting to preventative measures; and, having both an expendable income and the willingness to invest in products perceived to promote a healthy environment. Other "external" factors contributing to the growth of the domestic air purifier market include global warming, including increases in national disasters, such as seasonal large forest fires and hurricanes, as well as prolonged sweltering heat zones. Such events and conditions are projected to remain and perhaps even increase for the foreseeable

effective marketing tool. It positions our company as one of the experts in the field, and most certainly a toll-free number with two words that are self-explanatory looks be very memorable in any form of advertising, TV, radio, print and online. A combination of the domain name (www.1800SafeAir.com) and telephone number 1-800-SAFE-AIR also helps prospective customers and shareholders remember our business and what it does. A customer or shareholder is more likely to call a number that they can recall easily, and it will always be easier to memorize a word than a string of random numbers. In addition, 1-800-SAFE-AIR phone number makes our business immediately memorable to new customers and returning customers needing help with our products. Mountain Marketing Group conducts surveys and research to rate the success of various types of advertising and marketing. In their latest study, they found: 90% of Americans have used toll-free numbers to contact a company after watching an advertisement. Of these 90%, a productive ad using an 800-vanity number generated a response rate of 30% or more. As much as 84 percent of these prospects were able to recall the phone number because of visual aids and the use of letters rather than numbers.

future. The commercial segment can best be identified as business applications embodying offices, academic centers, stores, hotels, conference rooms, service automobiles/busing, and small indoor public gathering sites. In contrast, the residential segment consists of single-family homes, condos, and apartments. Of particular note is a recent study indicating that "satisfied customers" having single-family homes often resort to secondary purchases resulting in multiple air purifiers located in separate rooms throughout their homes. This is particularly true in families having children or aging parents living at home. We expect trends will continue to accelerate the growth of the global portable air purifier market. In fact, with improved tools and techniques, scientists and health organizations are just beginning to fully understand and accurately quantify the impact of airborne pollutants and contaminants in today's world. We plan to expand to a larger, more diverse product platform in the near future, offering Clean Air, Clean Water, and Clean Food solutions for the consumer. Similar to the projected exponential market growth for the portable air purifier market, independent Market Research also indicates dramatic forecasted growth for the water purifier market. As of the date of this

		Prospectus, we do not offer or have any timetable for the introduction to market of any Clean Air, Clean Water, and Clean Food solutions for the consumer.

We will use these proceeds for general corporate and working capital purposes and acquisitions or assets, software development, businesses, or operations, or for other purposes that our board of directors, in its good faith, deems to be in the Company's best interest. The Company may change the use of proceeds if it feels it is in the best interest of the shareholders to use the proceeds to discharge indebtedness relevant to the Company's business. We will pay for expenses of this offering, except that the selling stockholder will pay any broker discounts or commissions or equivalent costs and costs of its legal counsel applicable to the sale of its shares.

We will rely on strategic relationships with third parties to expand our manufacturing and distribution channels and to undertake product development and marketing efforts. Our ability to increase sales depends on marketing our products through new and existing strategic relationships. We intend to partner with established existing suppliers and distributors in order to reach target markets such as the medical, healthcare, hospitality, food service and lodging markets. The Company sells its products and resells third-party products in most of its major markets directly to consumers and small and medium sized businesses through its retail and online stores and its direct sales force. The Company also employs a variety of indirect distribution channels, such as third-party wholesalers, retailers and value-added resellers. The Company offers products online through www.Walmart.com, www.Amazon.com and Wayfair.com

Competition

The Company's primary competitors are other national manufacturers and distributors of air purifiers. The markets in which we operate are very competitive, and many of our competitors and potential competitors are larger, more established, and better capitalized than we are. Although air cleaner technology is a rapidly emerging technology, the market for these products is highly competitive and we expect that competition will continue to intensify. Our products compete broadly with other current companies offering air cleaner technology, including companies that offer air cleansing technology, such as 3M Corporation, Honeywell, Whirlpool, Sharp and Phillips. These products compete directly with the products offered by us. Many competitors have longer operating histories, larger customer bases, and greater financial, research and development, technical, marketing and sales, and personnel resources than we have. Given their capital resources, the larger companies with whom we compete or may compete in the future, are in a better position to substantially increase their manufacturing capacity, research, and development efforts or to withstand any significant reduction in orders by customers in our markets. Such larger companies typically have broader and more diverse product lines and market focus and thus are not as susceptible to downturns in a particular market. In addition, some of our competitors have been in operation much longer than we have been and therefore may have more longstanding and established relationships with current and potential customers. Because we are small and do not have much capital, we must limit our activities. Our relative lack of capital and resources will adversely affect our ability to compete with large entities that market air purifier products. We compete against other air purifier manufacturers and retailers, some of which sell their products globally, and some of these providers have considerably greater resources and abilities than we have. These competitors may have greater marketing and sales capacity, established sales and distribution networks, significant goodwill, and global name recognition. Furthermore, it may become necessary for us to reduce our prices in response to competition. A reduction in prices of our products could adversely affect our revenues and profitability. In addition, other entities not currently offering products similar to us may enter the market. Any delays in the general market acceptance of our products may harm our competitive position. Any such delay would allow our competitors additional time to improve their service or product offerings and provide time for new competitors to develop. Increased competition may result in pricing pressures, reduced operating margins and loss of market share, which could have an adverse effect on our business, operating results, and financial condition. We operate in an industry that is competitive and subject to technological change. The air cleansing industry is characterized by competition and technological change, where we compete on a variety of factors, including price, product features and services. Potential competitors include large air cleaner manufacturers and other companies, some of which have significantly greater financial and marketing resources than we do, and firms that are more specialized than we are with respect to particular markets. Our competitors may be able spend more money on marketing campaigns, respond quicker to new technological changes, or be better adept at attracting customers, employees, and partners. If our competition is better able to develop and market products or services that are cheaper, safer, more effective, or otherwise more appealing to consumers, we may be unable to effectively compete. .

Competitive Strengths Our Products are efficacious air cleaners with patented technologies, that provide superior filtering capabilities and the ability to remove airborne contaminants up to 20 times smaller than HEPA filters, while operating at levels much quieter than HEPA based air purifiers. Our products contain automatic laser sensors that operate continually to sense the amount of airborne contaminants in the air, and automatically adjust the performance of our products to filter and cleanse the air. Our Auto-Mode also adjusts noise levels ranging from 22dB (sleep mode) to 57dB (turbo mode) and averages at 34dB. This volume is half the noise level of traditional air cleaner systems while being far more effective. In fact, this noise level is as quiet as a soft hum, which, when in Auto Mode, only increases slightly when detecting and purifying the ambient air of more significant pollutants. The laser sensors in our products also alert users when to remove and clean our collector plates. HEPA filters are designed to trap pollutants such as pollen and dust. Unfortunately, based on this very design, over time, the "collection process" creates a clogged filter, and as such, HEPA air purifiers will stop working if the filter isn't changed regularly. This clogging action can also result in pollutants that were once trapped and collected migrating through the filter elements and escaping back into the air. Furthermore, when the air temperature is warm and contains high humidity, mold and bacteria can grow on the HEPA filter, causing foul odors and potentially hazardous waste to be emitted back into the room. Kronos's ultra-efficient air cleansing module, with its removable washable collector plates, solves this problem by offering to the consumer an easy-clean system that is both safe and effective by handwashing or placing the cleansing module in a dishwasher. The removable collector plates eliminate the need to replace otherwise expensive HEPA filters and is a significant competitive advantage to the Company's products. oSince mold and bacteria like to grow on HEPA filters, they must be replaced every six months; and most likely, more frequently if filtering heavy contaminates. Spending money on HEPA filters can easily cost $500 per year, and the better quality HEPA filters cost even more. Kronos's Air Purifier technology eliminates having to purchase replacement filters and saves the user a significant amount of unneeded yearly expenses, making Kronos an economical option. oAir cleaners using HEPA filters are made of dangerous fiberglass materials that are not bio-degradable, making the disposed of

HEPA filters a long-lasting, damaging component to our environment. Kronos's Filterless technology creates no recurring waste stream of contaminated HEPA filters. Competitive Strategies oRecently published Market Reports are forecasting significant growth in both the Global and the North American portable air purifier market over the next seven-year period. This growth is projected across the entire spectrum of Room Sized Units, Portable Automotive Units, and also Wearable Devices. The filtering or air cleansing process itself generally falls into four categories: HEPA Filters; Activated Carbon Filters; Ion Generator based Filters; and Electrostatic Precipitator based Filters. Currently, products using HEPA filters are the consumers' primary choice, controlling approximately 40% of the residential air purifier market. The other three processes all share similar market share sizes of 18% - 22%. During the forecasted period of 2019 – 2027, each filtering technique is projected to realize substantial growth. We intend to leverage our Filterless technology to emphasize the benefits of collecting common contaminants that are not trapped "within" a filter, but instead are neutralized, the remaining airborne contaminates are ionized and then gathered onto the "collector plates" surface. The airflow rate itself remains unaffected during this neutralization and collection process. Thus, the unit itself experiences no degradation in performance and generates no unnecessary noises. Our products incorporate many intelligent, self-monitoring and reporting technologies, including: CHILD LOCK: Prevents children from changing the settings; in addition, the unit Powers-Off Immediately if the rear panel is opened. ONE BUTTON OPERATION: The unit operates with the push of a single button. This allows the user to cycle through different airflow settings quickly and easily or simply pick the Auto Mode setting. AUTO MODE - SMART CONTROL: By selecting Auto Mode, the unit automatically adjusts the fan speed according to the contaminate levels that the internal AQI (Air Quality Index) module is reading in real-time. This feature not only provides a hands-free automated process of monitoring the room's air quality, but it also serves to help the homeowner better manage their power bills. SMART APP WITH REAL-TIME AQI: Based on World Health Organization established Air Quality Standards, Kronos' air purifiers display an Air Quality Index reading (AQI) on a scale ranging from 0-500. With a quick glance, the homeowner can easily verify that their immediate environment offers the highest air quality. In addition, each user can install on their mobile phone a Smart App that will display the measure AQI reading. Even from a remote location, the homeowner can not only monitor a specific room's air quality, but they can also reset the fan speed or even turn the unit off if desired. Therefore, this Smart App serves as a remote control. NIGHT MODE: This feature allows the user, if desired, to run the air purifier without the operating lights. DETACHABLE AIR QUALITY LASER DETECTOR: The homeowner can use the detachable detector to measure the air quality in "other rooms" throughout the house. Such readings can then be compared to the AQI levels in the room being "cleansed" by the Kronos air purifier. This information can be vital in helping the homeowner decide whether or not to add additional air purifiers to the strategic locations within their living space. GREEN FRIENDLY: The need to replace HEPA filters on a periodic basis, as used in our competitor's room-sized products, creates a secondary problem: "Non-Degradable Waste." This seems to be an even greater issue than other non-degradable waste since HEPA filters are "collecting and storing" contaminates by their very nature. In fact, depending on the severity of the environment, used HEPA filters may be considered toxic waste. All Kronos room-sized air purifiers using the Kronos Filterless technology offer a "Green Friendly" alternative.

Supply Chain and Customer Base

We currently depend on Chinese suppliers for the sourcing of parts and the manufacturing and shipping of our products. We are, and will continue to be for the foreseeable future, substantially dependent on our Chinese suppliers to deliver parts and manufacturing for our products.

Although we plan on moving our supply chain and manufacturing to our West Virginia facility, this is not complete as of the date of this filing, and we continue to rely upon our Chinese parts suppliers and manufacturing services. The time and cost associated with relocating our supply chain and manufacturing facilities are uncertain. Although we have established contracts with our Chinese supply chain and manufacturers, we can make no assurance that we will be able to maintain these third-party relationships or establish additional relationships as necessary to support growth and profitability of our business on economically viable terms until we can complete the relocation of our parts and manufacturing business to the United States. As independent companies, our Chinese suppliers make their own business decisions. The suppliers may choose not to do business with us for a variety of reasons, including competition, brand identity, product standards and concerns regarding our economic viability. In addition, their financial condition could also be adversely affected by conditions beyond our control and our business could concurrently suffer. In addition, we will face risks associated with any supplier's failure to adhere to quality control and service guidelines or failure to ensure an adequate and timely supply of product to our potential and future customers. Any of these factors could negatively affect our business and financial performance. As noted, the coronavirus has affected our lead times for the manufacturing and delivery of our products from China. If we are unable to obtain and maintain a source of supply for our products, our business will be materially and adversely affected.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
While we currently source parts and manufacturing from China, we recently decided to eliminate our Company's current dependence on the Chinese supply chain and transition Kronos to be a company committed to manufacturing "Made in the USA Products" using our West Virginia facility and a predominantly U.S. based supply chain. As of the date of this filing, we are in transitioning and preparing our West Virginia facility with a projected opening in the first quarter of 2022. We believe our transition to United States suppliers and manufacturing at our West Virginia facility will provide benefits to our business.	manufactured air purifiers	

China is geographically distant from major US consumer markets. Our parts suppliers and manufacturers in China have experienced supply chain difficulties during the pandemic resulting in greater lead times to produce and ship our products. Additionally, in January 2021, tariffs and customs duties on our products increased to 25%. As such, additional tariffs now apply to almost all goods imported from China. All companies importing to the US are affected by the new tariffs, including non-US companies importing as a foreign importer of record. For many product categories, it's still not an option to simply shift orders to suppliers in other Asian countries, as for most categories there simply are no factories outside of China. As a result of shifting our supply and manufacturing operations to the United States, we can avoid these tariffs.		

The Company's customers are primarily in the consumer, small and medium sized business, hospitality and education markets.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
97307977	IC 035. US 100 101 102. G & S: Online retail store services featuring actual and virtual goods in the nature of air purification and air filtering equipment, paraphernalia, and apparatus; Virtual retail store services featuring actual and virtual goods in the nature of air purification and air filtering equipment, paraphernalia, and apparatus; Transport and delivery of goods	KRONOS	March 11, 2022	March 11, 2022	USA
88836489	IC 011. US 013 021 023 024 031 034. G & S: Air purifiers that produce either no ozone or a negligible	AIR 5G		January 12, 2021	USA

amount of ozone. FIRST USE: 20210701. FIRST USE IN COMMERC E: 2021070				

Intellectual Property Patents and Intellectual Property

 Kronos has received notification that fifteen of its patent applications have been allowed for issuance by the United States Patent and Trademark Office and six of its international patent applications have been allowed for issuance by the Canadian Intellectual Property Office, the Commonwealth of Australia Patent Office, and the Mexican Institute of Industrial Property. These patents are considered utility patents which describe fundamental innovations in the generation, management, and control of electrostatic fluids, including air movement, filtration, and purification. Each of the patents contain multiple part claims for both general principles as well as specific designs for incorporating the Kronos technology into air movement, filtration, and purification products. The patents provide protection for both specific product implementations of the Kronos technology, as well as more general processes for applying the unique attributes and performance characteristics of the technology.

U.S. issued Patents

i. December, 2003; #664741; Method and Apparatus for Electrostatic Fluid Acceleration Control of a Fluid Flow; Expires 2022;
ii. ii. April, 2004; #6,727,657; Electrostatic Fluid Accelerator for and a Method for Controlling Fluid; Expires 2022;
iii. iii. May, 2005; #6,888,314; Electrostatic Fluid Accelerator – Electrode design Geometries; Expires 2022;
iv. iv. August 2005; #6,937,455; Spark Management Method & Device; Expires 2022;
v. v. November 2005; #6,963,479; Electrostatic Fluid Accelerator – Electrode design Geometries; Expires 2023;
vi. vi. May 2006; #7,053,565; Electrostatic Fluid Accelerator – Power Management; Expires 2024;
vii. vii. July 2006; #7,150,780; Electrostatic Air Cleaning Device; Expires 2024;
viii. viii. October 2006; #7,122,070; Method of and Apparatus for Electrostatic Fluid Acceleration; Expires 2025;
ix. ix. July, 2007; #7,248,003; Electric Field Management; Expires 2025;
x. x. August 2007; #7,262,564; Alternative Geometries and Voltage Supply Management; Expires 2024; and,
xi. xi. August 2008; #7,410,531; Method of Controlling Fluid Control; Expires 2025.
xii. xii. January 7, 2003; #6,504,308; Electrostatic Fluid Accelerator; Expires 2023.
xiii. xiii. July 19, 2005; #6,919,698; Electrostatic Fluid Accelerator and for Method of Controlling Fluid Flow; Expires 2025.
xiv. xiv. January 2, 2007; #7,157,704; Corona Discharge Electrode and Method for Operating Same; Expires 2027.

xv. xv. January 7, 2003; #6,504,308; Electrostatic Fluid Accelerator; Expires 2023.

xvi. xvi. May 3, 2005; # 6,888,314; Electrostatic Fluid Accelerator; Expires 2025. Kronos intends to continue to aggressively file patent applications in the U.S. and internationally.

Governmental/Regulatory Approval and Compliance

On June 3, 2019, the California Air Resources Board (CARB) adopted the indoor air cleaner regulation pursuant to California Assembly Bill 2276 in response to emerging concerns about indoor ozone emissions. While several states and the U.S. Environmental Protection Agency only warn against using ozone generators in occupied indoor spaces, and the Food and Drug Administration limits ozone emissions from medical air cleaner devices, California's program is unique in that it is the first state to promulgate regulations of air cleaners, and in its breadth and coverage. The regulation generally imposes certification, ozone testing, electrical safety testing, labeling, notification, and recordkeeping requirements on covered devices intended for use in occupied spaces in California. The ozone emissions concentration limit is 0.050 parts per million (ppm). Personal air cleaners, air cleaners used in motor vehicles, stand-alone air cleaners, and products with a primary purpose other than air cleaning but that include an air cleaner are all examples of covered devices. Certain exemptions are provided in the current regulation for industrial-use devices. In addition, due to the lack of available test methods and sales data at the time of adoption, the regulation exempts "in-duct" air cleaners that are physically integrated into HVAC systems. In the years since the regulation was finalized, CARB has observed a significant increase in the use of air cleaners in the state, including in-duct air cleaners, in response to recent large fires, floods, and indoor marijuana use (https://ww2.arb.ca.gov/sites/default/files/2019-05/California%20Air%20Cleaning%20Units%20Market%202023.pdf). CARB believes that this market data along with other new sources of information, including revisions to test methods and the availability of a test method for in-duct devices, warrant regulatory changes. On October 1, 2020, the regulation was amended with several significant changes. These changes include the immediate elimination of the ozone test requirement for portable air cleaners that use UVGI lamp(s), with or without mechanical filtration, as long as they meet other requirements that are outlined in section 94804(b) of the regulation. The exemption from the regulation of electronic in-duct air cleaning devices has also been eliminated, meaning this type of air cleaner must be CARB certified prior to sale to California residents or businesses. There is a 24-month phase-in period for meeting this new requirement, which will end on October 1, 2022. CARB is not certifying mechanical in-duct air cleaning devices that use only HEPA filtration. The text required on labels of certified air cleaners has also been changed and should now read: "Meets California ozone emissions limits. CARB certified." The label must still meet the same size requirements. There are also changes to the industrial use exemptions, including the added requirement that ozone-producing air cleaning devices can only be used when no people are present. There are also changes made to the advisory that is required to be placed on an uncertified ozone-producing air cleaner and additional information to be included in owners, operations, and installation manuals for the device. The notification requirement has been eliminated for manufacturers of certified air cleaners, although manufacturers of uncertified ozone-producing air cleaning devices are still required to carry-out the notification requirement as described in section 94807 of the regulation. As of the date of this filing, our products comply with all CARB regulations related to air cleaners for sale in California, and the Company's manufacturer is registered with the State of California CARB.

Litigation

From time to time, the Company may be subject to routine litigation, claims or disputes in the ordinary course of business. The Company defends itself vigorously in all such matters. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on its financial position, results of operations or cash flows. However, the Company cannot predict with certainty the outcome or effect of any such litigation or investigatory matters or any other pending litigations or claims. There can be no assurance as to the ultimate outcome of any such lawsuits and investigations. The Company will record a liability when it believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. The Company periodically evaluates developments in its legal matters that could affect the amount of liability that it has previously accrued, if any, and makes adjustments as appropriate. Significant judgment is required to determine both the likelihood of there being, and the estimated amount of, a loss related to such matters, and the Company's judgment may be incorrect. The outcome of any proceeding is not determinable in advance. Until the final resolution of any such matters that the Company may be required to accrue for, there may be an exposure to loss in excess of the amount accrued, and such amounts could be material.

Business address:

The Company's principal address is 505 24th Street, Parkersburg WV 26101

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Kronos Advanced Technologies L.L.C.	Limited Liability Company	Colorado	April 11, 2020	100.0%
Kronos Advanced Technologies WV, LLC	S-Corporation	WV	March 7, 2022	100.0%
KronosMD , Inc	S-Corporation	Colorado	October 7, 2022	100.0% of common shares

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Company

Greg Rubin -Director, President, Secretary, CEO, CFO EXECUTIVE
MANAGEMENT
Greg Rubin is a serial entrepreneur and investor with over 35 years of business experience in various sectors, such as oil and gas, energy, technology, biotechnology, and blockchain. He holds multiple patents and co-authored a bestselling book on Health and Wellness. He is also a subject matter expert who has appeared on various media platforms to share his insights and analysis.

He is currently the CEO of Kronos Advanced Technologies Inc and KronosMD Inc., where he leads the development and manufacturing of an advanced medical and dental 3D ultrasound imaging technology powered by AI. He is passionate about creating innovative solutions that improve the quality and accessibility of healthcare. He is also the co-founder and CMO of TekX Mining and Gaming PC Solutions LLC, where he leverages his expertise in blockchain and cryptocurrency to offer extended warranty and certified repair services for Bitcoin miners. He is driven by the vision of empowering people and businesses with the benefits of decentralized and distributed systems.

Joseph Florence
Chief Operating Officer; Prior to joining Kronos, Florence, age 60, worked more than 30 years in custom electronics manufacturing, as an owner/founder, as well as running several manufacturing and supply chain solution companies. He was awarded Ernst and Young's WV Entrepreneur of the Year. Most recently, he directed a 200-person domestic manufacturing technology company directed toward the supply chain globalization of America while improving market share and profitability. Mr. Florence has twenty-five years of experience in entrepreneurial middle-market businesses, and a complete understanding of all levels of business processes and operations. He successfully led companies at the "C" level, ensuring the clear communication of strategic plans and any associated company risks to all stakeholders.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in WV.

CAPITALIZATION AND OWNERSHIP

Greg Rubin	Director, President, Secretary, CFO, CEO	, Los Angeles CA	22,170,858	Common	3,3%
Joseph Florence	COO	Parkersburg, WV 26101	1,669,821	Common	0.253%

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	682,823,911
Voting Rights	1 share =1 vote
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	1.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We have not yet fully implemented our business plans to manufacture, market and sell our air cleaners and we have initial revenues from the sale of our air cleaners. The success of our business will depend on the completion of our plan to relocate our supply chain and manufacturing to the United States in our West Virginia facility, our access to the loans approved by the West Virginia Economic Development and Authority, and the acceptance of our air cleaner products by the general public. Achieving such milestones will require significant investments of time and money. Our sales of air cleaner products may not be accepted by consumers at sufficient levels to support our operations and build our business. If our Air cleaner products are not accepted at sufficient levels, our growth, sales, and profitability may suffer. The loans offered by the West Virginia Economic Development Authority closed on April 7, 2022, and Kronos is liable for repayment of the loans and interest to West Virginia Economic Development Authority. Without adequate funding the Company may not be able to pay back principal and interest under the loan agreements. On June 17th, 2021, West Virginia Economic Development Authority (WVEDA) approved in a meeting of its board of directors to grant Kronos two loan offers with the aggregate principal amount not to exceed $2,610,000. The loans are for the Company's acquisition of the manufacturing facility in West Virginia and for fixed equipment. The loans contain repayment terms of 15 years and 10 years respectively. Interest rates for the two notes are as follows: Loan (1) $1,845,000: This loan shall bear interest fixed as of the third business day prior to closing equal to the rate of the 20 Year US Treasury Note rate plus 0.75%. This loan has a floor (minimum) interest rate of 2. 75% and shall be adjustable every five years. The loan will be secured by a first lien deed of trust on the project land, improvements, and appurtenances in the amount of $1,845,000, and will be cross collateralized with Loan (2), discussed below. Loan (2) $765,000: This loan shall bear interest fixed as of the third business day prior to closing equal to the rate of the Wall Street Journal Prime rate multiplied by 0.75%. This loan has a floor (minimum) interest rate of 2.75%. The loan will be secured by a UCC-1 security filing on all assets of the Company and will be cross collateralized with Loan (1). The Company satisfied the conditions precedent to the closing of the loans, which closed on April 7, 2022, including renovations to the physical buildings and the purchase of the real property, purchase of fixed equipment, hazard and flood insurance, title insurance and liability insurance. However, without adequate funding to implement and develop our business plans, the Company may not be unable to pay back the principal and interest on these secured loans when due.

The market for air cleaners is rapidly evolving. As is typical for a rapidly evolving industry, demand, and market acceptance for recently introduced products are subject to a high level of uncertainty. Moreover, since the market for our products is evolving, it is difficult to predict the future growth rate, if any, and size of this market. Because of our limited operating history and the emerging nature of the markets in which we compete, we are unable to accurately forecast our revenues or our profitability. The market for our products and the long-term acceptance of our products are uncertain, and our ability to attract and retain qualified personnel with industry expertise, particularly sales and marketing personnel, is uncertain. To the extent we are unsuccessful in increasing revenues, we may be required to appropriately adjust spending to compensate for any unexpected revenue shortfall, or to reduce our operating expenses, causing us to forego potential revenue generating activities, either of which could have a material adverse effect on our business, results of operations and financial condition.

Liquidity and Capital Resources

Price competition could negatively affect our gross margins. Price competition could negatively affect our operating results. To respond to competitive pricing pressures, we will have to offer our products at lower prices in order to retain or gain market share and customers. If our competitors offer discounts on products in the future, we may need to lower prices to match the competition, which could adversely affect our gross margins and operating results. If we are unable to build and maintain our brand image and corporate reputation, our business may suffer. Regardless of our development history, we are nonetheless a relatively new company, having conducted new research and development in the last few years in the air cleaner space. Therefore, our success depends on our ability to build and maintain the brand image for our air cleaner products and effectively build the brand image for any new products. We cannot assure you that any additional expenditure on advertising and marketing will have the desired impact on our products' brand image and on consumer preferences. Actual or perceived product quality issues or allegations of product flaws, even if false or unfounded, could tarnish the image of our brand and may cause consumers to choose other products. Allegations of product defects, even if untrue, may require us from time to time to recall a product from all of the markets in which the affected product was distributed. Product recalls would negatively affect our profitability and brand image. If we are unable to complete and implement our plan to manufacture, market and sell our Air Cleaner products in our West Virginia facility, our growth, sales, and profitability operations may suffer. We have not yet fully implemented our business plans to manufacture, market and sell our air cleaners and we have initial revenues from the sale of our air cleaners. The success of our business will depend on the completion of our plan to relocate our supply chain and manufacturing to the United States in our West Virginia facility, our access to the loans approved by the West Virginia Economic Development and Authority, and the acceptance of our air cleaner products by the general public. Achieving such milestones will require significant investments of time and money. Our sales of air cleaner products may not be accepted by consumers at sufficient levels to support our operations and build our business. If our Air cleaner products are not accepted at sufficient levels, our growth, sales, and profitability may suffer.

The Company has the following sources of capital in addition to the proceeds from the Offering: We may need and may be unable to obtain additional funding on satisfactory terms, which could dilute our stockholders or impose burdensome financial restrictions on our business.   We have relied upon cash from financing activities, and in the future, we intend to rely on revenues generated from operations to fund all the cash requirements of our activities. There is no assurance that we will generate any significant cash from our operating activities in the future. Any debt financing or financing of involving our common stock will likely include financial and other covenants that will restrict our flexibility. At a minimum, these covenants may include restrictions that may impact the number of authorized shares we are required to maintain in order obtain such financing, or our ability to conduct other forms of financing at different terms. Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition, and results of operations because we could lose our existing sources of funding and impair our ability to secure new sources of financing.

Capital Expenditures and Other Obligations

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

**SIGNATURE**

CERTIFICATION

I, Greg Rubin, CEO of Kronos Advanced Technologies, Inc., certify that:

(1)   the financial statements of Kronos Advanced Technologies, Inc. included in this Form C-AR are true and complete in all material respects; and

(2)   The financials information of Kronos Advanced Technologies Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Kronos Advanced Technologies, Inc. filed for the fiscal year ended June 30, 2025.

Dated: September 30, 2025

/s/*Greg Rubin*
(Signature)

Greg Rubin
(Name)

Director, CEO
(Title)

EXHIBITS

Exhibit A   Financial Statements

KRONOS ADVANCED TECHNOLOGIES INC
CONSOLIDATED BALANCE SHEEET
UNAUDITED

ASSETS		June 30, 2025		June 30, 2024
Current Assets				
Cash and Cash Equivelancies	$	41,935	$	35,852
Other Current Receivables	$	219,130	$	218,118
Total Current Assets	$	261,064	$	253,970
Other Assets				
Property, Plant, and Equipment	$	1,897,812	$	1,908,312
Intangible Assets	$	220,974	$	220,974
Total Other Assets	$	2,118,786	$	2,129,286
Total Assets	$	2,379,851	$	2,383,256
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Liabilities				
Current Liabilities				
Accounts Payable	$	14,000	$	14,000
Accrued Expenses	$	268,589	$	277,638
Othe Current Liabilities	$	19,220	$	13,120
Total Current Liabilities	$	301,810	$	304,758
Long-Term Liabilities				
Operational Loans	$	386,984	$	362,054
Derivative Liability	$	302,055	$	302,055
Notes Payable	$	357,500	$	320,000
Total Long-Term Liabilities	$	1,046,539	$	984,109
Total Liabilities	$	1,348,349	$	1,288,867
Stockholders' Equity (Deficit)				
Preferred Stock; $0.001 par value; 10,000,000 shares authorized; 1,000,000 and 0 shares issued and outstanding June 30, 2025 and June 30, 2024 respectively	$	1,000	$	-
Common Stock; $0.001 par value; 2,000,000,000 shares authorized; 682,823,911 and 659,323,911 shares issued and outstanding June 30, 2025 and June 30, 2024 respectively	$	682,824	$	672,824
Additional Paid-In Capital	$	43,350,060	$	43,240,061
Reatained Earnings (Deficit)	$	(41,818,496)	$	(40,551,162)
Dividends Declared	$	(1,000,000)	$	(1,000,000)
Net Income (Loss)	$	(183,885)	$	(1,267,334)
Total Stockholders' Equity (Deficit)	$	1,031,503	$	1,094,389
Total Liabilities and Stockholders Equity (Deficit)	$	2,379,851	$	2,383,256

KRONOS ADVANCED TECHNOLOGIES INC
CONSOLIDATED STATEMENT OF OPERATIONS
UNAUDITED

	For Year Ended	
	June 30, 2025	June 30, 2024
Revenues	$ 12,423	$ 21,103
Cost of Goods Sold	$ 2,763	$ 17,257
Gross Profit	$ 9,660	$ 3,846
Operating Expenses	$ 138,545	$ (64,417)
Income (Loss) From Operations	$ (128,885)	$ 68,263
Other Income (Expenses)		
Gain (Loss) on Sale of Assets	$ -	$ (1,036,214)
Bad Debt	$ -	$ (56,538)
Amortization Expense	$ (37,500)	$ (37,500)
Interest Expense	$ (17,500)	$ (205,345)
Total Other Income (Expenses)	$ (55,000)	$ (1,335,597)
Net Income (Loss)	$ (183,885)	$ (1,267,334)
Net Income (Loss) - Basic and Diluted	$ (0.0010)	$ (0.0010)
Weighted Average Common Shares Outstanding	682,823,911	672,823,911

KRONOS ADVANCED TECHNOLOGIES INC
CONSOLIDATED STATEMENT OF CASH FLOWS
UNAUDITED

	For The Year Ended			
		June 30, 2025		June 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Loss	$	(183,885)	$	(1,267,334)
Changes in Operating Activities				
Increase in Depreciation / Amortization	$	10,500	$	15,750
Increase in Interest and Other Receivables	$	17,500	$	56,538
Increase in Inventory	$	(1,012)	$	5,706
Decrease in Stock Based Compensation	$	-	$	(343,151)
Changes In Operating Liabilities				
Increase in Accounts Payables and Other Current Liabilitites	$	157	$	40,474
Net Cash Used In Operating Activities	$	(156,741)	$	(1,492,017)
CASH FLOWS FROM INVESTING ACTIVITIES				
Increase in Convertible Note Adjustment	$	37,500	$	37,500
Increase in Fixed Assets	$	-	$	3,836,216
Net Cash Used From Investing Activities	$	37,500	$	3,873,716
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase in Operating Loans	$	5,322	$	10,754
Decrease in Notes Payable	$	-	$	(2,467,249)
Increase in share issuance	$	120,000	$	110,150
Net Cash Used From Financing Activities	$	125,322	$	(2,346,345)
Net Increase (Decrease) In Cash	$	6,082	$	35,354
Cash at Beginning of Period	$	35,853	$	499
Cash at End of Period	$	41,935	$	35,853

KRONOS ADVANCED TECHNOLOGIES INC
Consolidated Statements of Change in Stockholder's Equity
Unaudited

	Common Stock $0.001 Par Value		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity (Deficit)
	Shares	Amount			
Balance - June 30, 2023	659,323,911	$ 659,324	$ 43,143,410	$ (41,551,162)	$ 2,251,572
Issuance of Common Stock for services	13,500,000	$ 13,500	96,650	$ -	$ 110,150
Cancelled Issuance of Common Stock for Acquisition	-	$ -	-	$	$ -
Stock Issued for Investments	-	$ -	-	$	$ -
Conversion of preferred to common shares	-	$ -	-	$	$ -
Net Income (Loss)				$ (1,267,334)	$ (1,267,334)
Balance - June 30, 2024	672,823,911	$ 672,824	43,240,060	$ (42,818,496)	$ 1,094,388
Balance - June 30, 2024	672,823,911	$ 672,824	$ 43,240,060	$ (42,818,496)	$ 1,094,388
Stock Issued for Services	10,000,000	$ 10,000	110,000	$ -	$ 120,000
Stock Issued for Acquisitions	-	$ -	-	$	$ -
Stock Issued for Investments	-	$ -	-	$	$ -
Conversion of preferred to common shares	-	$ -	-	$	$ -
Retirement of Shares	-	$ -	-	$	$ -
Net Income (Loss)				$ (183,885)	$ (183,885)
Balance - June 30, 2025	682,823,911	682,824	43,350,060	(43,002,381)	1,030,503

NOTES TO UNAUDITED FINANCIAL STATEMENTS
For the Year Ended June 30, 2025

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Kronos Advanced Technologies Inc. (the "Company" or "Kronos") is a Nevada corporation that develops, markets, and sells proprietary air movement and purification technologies. Kronos' products target the indoor air quality (IAQ) market, serving both residential and commercial markets. The Company's headquarters are located at 505 24th Street, Parkersburg, West Virginia.

Kronos shares are traded on the OTC Markets under the symbol "KNOS."

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

- **Principles of Consolidation**: The consolidated financial statements include the accounts of Kronos and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.
- **Revenue Recognition**: Revenues are recognized in accordance with ASC 606, *Revenue from Contracts with Customers*. Revenue is recognized when performance obligations are satisfied, typically upon shipment or delivery of products to customers. Revenue for the year ended June 30, 2025, was $12,423, compared to $21,103for the year ended June 30, 2024.
- **Use of Estimates**: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These include useful lives of property and equipment, stock-based compensation, and the valuation of derivative liabilities. Actual results could differ from these estimates.
- **Stock-Based Compensation**: The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation – Stock Compensation*. The fair value of stock options and shares issued as compensation is recognized as an expense over the service period.
- **Fair Value of Financial Instruments**: The Company follows ASC 820, *Fair Value Measurements*, which classifies financial instruments into three levels of fair value measurement. The Company's derivative liabilities are classified as Level 3. As of June 30, 2025, the derivative liability was $302,055, the same as June 30, 2024.
- **Cash and Cash Equivalents**: Cash and equivalents are short-term, highly liquid investments. As of June 30, 2025, the Company had $41,935 in cash, compared to $$35,852 as of June 30, 2024.
- **Inventory**: Inventories are valued at the lower of cost or net realizable value using the FIFO method. As of June 30, 2025, inventory was $219,130, compared to $218,118 in 2024.
- **Property, Plant, and Equipment**: Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method. As of June 30, 2025, property, plant, and equipment totaled $1,897,812, compared to $1,908,312in 2024, reflecting the sale of a portion of the Company's real estate. Depreciation expense for FY 2025 was $10,500.00, down from $15,750 in FY 2024.
- **Intangible Assets**: The Company holds patents valued at $220,974, the same as in FY 2025. These assets are amortized over 15 years and tested annually for impairment.
- **Derivative Instruments**: The Company recorded derivative liabilities of $302,055 in both FY 2025 and FY 2024, relating to conversion features in promissory notes and warrants.

NOTE 3 – GOING CONCERN

The Company has incurred recurring losses, with an accumulated deficit of $ 41,818,496 as of June 30, 2025, up from

$40,551,162 in 2024. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management is actively seeking additional financing and cost-saving measures to improve liquidity.

NOTE 4 – INVENTORY

As of June 30, 2025, inventory consisted of finished goods and raw materials for the Company's air purifiers. Inventory increased to $219,130   from $218,118 in 2024, reflecting lower production levels and sales volumes.

NOTE 5 – PROPERTY, PLANT, AND EQUIPMENT

The Company's property, plant, and equipment were valued at $ 1 ,897,812 as of June 30, 2025, down from $1,908,312 in 2024. In April 2024, the Company sold a portion of its real estate holdings for $2.8 million. Depreciation expense for FY 2025 was $10,500 , compared to $15,750 in 2024.

NOTE 6 – INTANGIBLE ASSETS

The Company holds patents related to its air purification technology. As of June 30, 2025, intangible assets were valued at $220,974, the same as in FY 2024. These assets are amortized over a 15-year period and are tested annually for impairment. No impairment was recorded in either FY 2025 or FY 2024.

NOTE 7 – DERIVATIVE LIABILITY

The Company recorded a derivative liability of $302,055 as of June 30, 2025, unchanged from FY 2024. These liabilities arise from conversion features embedded in certain notes payable.

NOTE 8 – LONG-TERM LIABILITIES

Long-term liabilities as of June 30, 2025, totaled $1,047,539, compared to $984,109 in 2024. This decrease was primarily due to the reduction in notes payable, which fell from $320,000 in 2024 to in 2025.

NOTE 9 – STOCKHOLDERS' EQUITY

As of June 30, 2025, the Company had 682,823,911 shares of common stock outstanding, compared to 672,823,911 shares in 2024. The Company issued 10,000,000 shares in FY 2025 in exchange for services rendered by consultants. Additional paid-in capital increased to $ 43,350,060 in 2025 from $43,240,060 in 2024. The accumulated deficit increased to $43,002,381 in 2025 from $42,818,496 in 2024 due to continued operating losses.

NOTE 10 – LEGAL PROCEEDINGS

From time to time, the Company may be subject to routine litigation, claims, or disputes. The Company defends itself vigorously in all such matters. Management believes that no pending or threatened claims will have a material adverse effect on the Company's financial position or results of operations.

NOTE 11 – LEASES

The Company owns and operates its remaining manufacturing facility in West Virginia. In April 2024, the Company sold a portion of its real estate holdings for $2.8 million. The remaining facility, which was acquired in 2021, is now owned free and clear and will continue to support the Company's operations. The cost of the facility is depreciated over 7-10 years.

NOTE 12 – COMMON STOCK TRANSACTIONS

During the fiscal year ended June 30, 2025, the Company issued 10,000,000 shares of common stock at a par value of $0.001, primarily in exchange for services rendered by consultants. The fair value of the shares was determined based on the market price of the stock at the date of issuance and was recorded as stock-based compensation expense.

As of June 30, 2025, the total number of common shares outstanding was 682,823,911, compared to 672,823,911 in 2024. The Company has authorized 2,000,000,000 shares of common stock.

NOTE 13 – SUBSEQUENT EVENTS

After June 30, 2025, the Company resolved to issue an additional 10,000,000 shares as payment for services rendered.

On June, 30, 2025, the Company issued 1,000,000 preferred shares to Greg Rubin in order to settle a portion of the debt the company owes to him, however, the resolution has not yet resulted in shares being issued.